UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                            SEC FILE NUMBER: 0-30141
                            CUSIP NUMBER: 538146 10 1

(Check One): |_| Form 10-K   |_| Form 20-F    |_| Form 11-K   |X| Form 10-Q
             |_| Form N-SAR     |_| Form N-CSR

              For Period Ended: JUNE 30, 2004
                                ------------------------------------------------

                 |_|  Transition Report on Form 10-K
                 --------------------------------------------------
                 |_| Transition Report on Form 20-F
                 |_| Transition Report on  Form 11-K
                 |_| Transition Report on Form 10-Q
                 |_| Transition  Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ------------------------------


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
     LIVEPERSON, INC.
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Full Name of Registrant

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Former Name if Applicable
     462 SEVENTH AVENUE, 21ST FLOOR
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Address of Principal Executive Office (Street and Number)
     NEW YORK, NEW YORK 10018
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   |X|      (a) The reasons described in reasonable detail in
                            Part III of this form could not be eliminated without unreasonable effort or expense;

                   |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

     The Registrant's completion of the notes to its unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2004 has been delayed.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       TIMOTHY E. BIXBY - PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
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                                     (Name)

                             212)      609-4200
                         ------------------------------
                         (Area Code) (Telephone Number)



(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our Form 10-Q for the quarter ended June 30, 2004 could not be filed within the prescribed time period because of a delay in the completion of the notes to our unaudited interim condensed consolidated financial statements. This delay is unrelated to, and does not affect, our results of operations for three and six months ended June 30, 2004. However, because this Form 12b-25 requires us to provide an explanation of any anticipated significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Form 10-Q, we are attaching the information below. The anticipated changes described below are unrelated to the unaudited interim condensed consolidated financial statement note disclosure which is the cause of the delay of our Form 10-Q.

In the Form 10-Q, we expect to report the following results of operations for the three and six months ended June 30, 2004:

Revenue. We expect to report that total revenue increased to $4.3 million and $8.4 million in the three and six months ended June 30, 2004 from $2.8 million and $5.4 million in the comparable periods in 2003. This increase is primarily attributable to increased revenue from existing clients, the addition of new clients and to a lesser extent, to the acquisition of the Island Data customer contracts and associated rights in December 2003.

Cost of Revenue. We expect to report that cost of revenue increased to $694,000 and $1.4 million in the three and six months ended June 30, 2004 from $514,000 and $1.0 million in the comparable periods in 2003. This increase is primarily related to the acquisition of the Island Data customer contracts and associated rights in December 2003, as well as increased usage from existing clients and the addition of new clients.

Product Development. We expect to report that product development costs increased to $516,000 and $955,000 for the three and six months ended June 30, 2004 from $419,000 and $751,000 in the comparable periods in 2003. This increase is attributable to an increase in the number of LivePerson product development personnel, and to a lesser extent, to an increase in outsourced labor costs related to the continuing development of our product line as we broaden the range of services we offer to include a fully integrated, multi-channel software platform.

Sales and Marketing. We expect to report that sales and marketing expenses increased to $1.2 million and $2.4 million in the three and six months ended June 30, 2004 from $856,000 and $1.6 million in the comparable periods in 2003. This increase is primarily attributable to an increase in sales and marketing personnel as a result of the expansion of our sales force, and, to a lesser extent, to an increase in on-line advertising and marketing expenses related to our increasing efforts to enhance our brand recognition and to increased sales lead activity.

General and Administrative. We expect to report that general and administrative expenses increased to $1.0 million and $1.9 million in the three and six months ended June 30, 2004 from $786,000 and $1.6 million in the comparable periods in 2003. This increase is primarily attributable to increases in professional services and to an increase in recruitment costs related to the expansion of our sales force.

Amortization of Other Intangibles. We expect to report that amortization expense was $179,000 and $358,000 in the three and six months ended June 30, 2004 and relates to acquisition costs recorded as a result of our acquisition of certain identifiable assets of Island Data Corporation. Amortization expense was $253,000 and $507,000 in the three and six months ended June 30, 2003 and relates to acquisition costs recorded as a result of our acquisition of the NewChannel customer contracts and associated rights in July 2002.

Non-Cash Compensation Expense, Net. We expect to report that we recorded non-cash compensation expense of $69,000 and $129,000 in the three and six months ended June 30, 2004 and $42,000 and $48,000 in the comparable periods in 2003.

Restructuring Charge. In the three months ended June 30, 2003, we recorded an additional restructuring charge of approximately $1.0 million related to our 2001 restructuring initiatives. This charge reflected the amount of the judgment in a previously disclosed arbitration proceeding in excess of the $350,000 provision initially provided for in connection with our original restructuring plan in 2001. Because our June 30, 2003 interim financial statements were not yet filed with the SEC when we received notification of the judgment, the recording of this charge in the three months ended June 30, 2003 was required pursuant to SFAS No. 5, "Accounting for Contingencies" and Statement of Auditing Standards No. 1, "Codification of Auditing Standards and Procedures, section 560 -- Subsequent Events."

Other Income. We expect to report that interest income was $11,000 and $23,000 for the three and six months ended June 30, 2004 and $6,000 and $19,000 in the comparable periods in 2003, respectively, and consists of interest earned on cash and cash equivalents generated by the receipt of proceeds from our initial public offering in 2000 and preferred stock issuances in 2000 and 1999, and to a lesser extent, to cash provided by operating activities. We expect to report that other expense was $0 and $8,000 for the three and six months ended June 30, 2003 and was related to the write-off of our accumulated other comprehensive loss in connection with the closing of our operations in the United Kingdom.

Net Income (Loss). We expect to report that we had net income of $703,000 and $1.4 million in the three and six months ended June 30, 2004 compared to a net loss of $1.0 million and $1.1 for the comparable periods in 2003.

                                LIVEPERSON, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  AUGUST 16, 2004                By /s/ TIMOTHY E. BIXBY
     -----------------------------    -----------------------------------------
                                        TIMOTHY E. BIXBY
                                        President, Chief Financial Officer
                                        and Secretary

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S. CODE 1001).